TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

     The third quarter of 1997 was the best quarter in Mueller's history. Operating income, net earnings, and pounds of product manufactured and shipped all reached record levels. Net earnings for the third quarter of 1997 were $18.1 million, or 92 cents per share, compared to $16.2 million, or 83 cents per share, for the third quarter of 1996.

     This earnings record was achieved even though our recently acquired European copper tube businesses incurred operating losses of approximately $2 million. We acquired these businesses for a modest investment, with the objective of improving their cost structure and productivity. We see great opportunity to build substantial values in Europe.

     Net sales for the third quarter of 1997 totaled $229.1 million, an increase of 30 percent over sales of $176.0 million for the same quarter of 1996. Pounds shipped increased by 24 percent.

     Volume in the U.S. copper tube business continues to be strong; spreads have improved from the second quarter of 1997, though they remain significantly below levels achieved in the third quarter of 1996. Earnings at our copper fittings operations were the best ever. Brass rod also operated with solid volume and earnings.

     Our DWV plastics business continues to grow. We recently purchased a factory building, which is contiguous to our existing plant in Kalamazoo, Michigan. Nineteen additional injection molding presses were installed in this expansion, and in other facilities.

     Our copper refinery project in Fulton, Mississippi is on schedule. This $25 million investment, when completed in 1999, will allow our Fulton tube mill to use a lower cost mix of scrap and cathode. Financing was established for this project through a Mississippi Industrial Revenue Bond, which will generate ongoing tax benefits.

     U.S. economic conditions remain favorable for our business. Fixed 30-year mortgage rates are near 7.5 percent. Unemployment is close to its lowest level in more than 25 years. Inflation is modest. Consumer confidence is high. Although new housing starts declined slightly during the third quarter, the housing market remains solid. Consequently, we are optimistic that Mueller's business will be sound through the end of the year, and into 1998.

Sincerely,

/s/ Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/ William D. O'Hagan
William D. O'Hagan
President and Chief
Executive Officer

October 14, 1997

Corporate News

Plastics Business Continues
Consistent Improvement


Profits at Mueller's DWV plastic fittings business have improved dramatically since 1996. The plastic fittings unit earned the prestigious Harvey L. Karp EBIT ("Everyone Benefits In Teamwork") Award in five consecutive quarters commencing with the second quarter of 1996. This deserves special recognition because we have never had back-to-back winners before.

This internal award recognizes the business which demonstrates the best earnings improvement over the preceding quarter. The award was established in 1993, and has encouraged a healthy rivalry among the Company's operating units.

                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                     (In thousands, except per share data)

                                                    For the Quarter Ended
                                                September 27,    September 28,
                                                    1997             1996
Net sales                                       $    229,133     $    175,991

Costs of goods sold                                  181,376          133,204
Depreciation and amortization                          5,593            4,697
Selling, general, and administrative expense          15,120           12,809
                                                 -----------      -----------

Operating income                                      27,044           25,281
Interest expense                                      (1,818)          (1,400)
Environmental reserves                                (1,100)          (1,945)
Other income, net                                      1,661            1,424
                                                 -----------      -----------

Income before taxes                                   25,787           23,360
Income tax expense                                    (7,736)          (7,178)
                                                 -----------      -----------

Net income                                      $     18,051     $     16,182
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,641           19,520
      Net income                                $       0.92     $       0.83
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,648           19,550
      Net income                                $       0.92     $       0.83
                                                 ===========      ===========














                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                     (In thousands, except per share data)

                                                  For the Nine-Months Ended
                                                September 27,    September 28,
                                                    1997             1996
Net sales                                       $    645,936     $    546,063

Costs of goods sold                                  509,845          426,272
Depreciation and amortization                         15,409           13,718
Selling, general, and administrative expense          45,850           41,632
                                                 -----------      -----------

Operating income                                      74,832           64,441
Interest expense                                      (4,114)          (4,113)
Environmental reserves                                (3,100)          (1,945)
Other income, net                                      4,857            4,364
                                                 -----------      -----------
Income before taxes                                   72,475           62,747
Income tax expense                                   (22,327)         (19,376)
                                                 -----------      -----------
Net income                                      $     50,148     $     43,371
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,604           19,477
      Net income                                $       2.56     $       2.23
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,641           19,534
      Net income                                $       2.55     $       2.22
                                                 ===========      ===========
















                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                    (In thousands, except per share data)
                                     September 27, 1997     December 28, 1996
ASSETS
Cash and cash equivalents                $   44,333              $   96,956
Accounts receivable, net                    139,254                  88,905
Inventories                                 113,162                  76,647
Other current assets                         13,383                  12,204
                                          ---------               ---------

    Total current assets                    310,132                 274,712

Property, plant and equipment, net          256,391                 219,855
Other assets                                 43,120                  14,790
                                          ---------               ---------

                                         $  609,643              $  509,357
                                          =========               =========



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   19,083              $   14,844
Accounts payable                             36,805                  18,305
Other current liabilities                    53,494                  45,807
                                          ---------               ---------

    Total current liabilities               109,382                  78,956

Long-term debt                               61,094                  44,806
Other noncurrent liabilities                 41,340                  37,116
                                          ---------               ---------

    Total liabilities                       211,816                 160,878

Minority interest in subsidiaries               641                     397

Stockholders' equity                        397,186                 348,082
                                          ---------               ---------

                                         $  609,643              $  509,357
                                          =========               =========


Book value per share                     $    22.69              $    19.96
                                          =========               =========





                                      -5-